  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

DRINKS AMERICAS HOLDINGS, LTD.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
  (Title of Class of Securities)

26205U309
  (CUSIP Number)

Timothy Owens
Drinks Americas Holdings, Ltd.
4101 Whiteside St.
Los Angeles, Ca. 90063
(323) 266-8765

With Copies To:

Darrin Ocasio, Esq.
Jay Yamamoto, Esq.
Timothy O’Brien, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 26205U309	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Timothy Owens
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

		19,283,726
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		19,283,726
	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,283,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.98%*
14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Drinks Americas Holdings, Ltd., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 4101 Whiteside Street, Los Angeles, CA 90063.

Item 2. Identity and Background.

(a)	Timothy Owens, an individual (the “Reporting Person”).

(b)	The business address of Mr. Owens is 4101 Whiteside Street, Los Angeles, CA 90063;

(c)	Mr. Owens currently serves as the Chairman of the Board and Chief Executive Officer of the Issuer.

(d)	Mr. Owens has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Owens has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Owens is a United States Citizen

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person was issued 9,375,000 shares of the Issuer’s common stock on May 1, 2013, as compensation for services provided to the Issuer between February 1, 2013 and April 30, 2013.

The Reporting Person was issued 9,375,000 shares of the Issuer’s common stock on August 1, 2013, as compensation for services provided to the Issuer between May 1, 2013 through July 31, 2013.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Person were issued for the purpose of acquiring an interest in the Issuer, notwithstanding the Reporting Person’s role as an executive and director of the Issuer.

Item 5. Interest in Securities of the Issuer.

Mr. Owens may be deemed to be the beneficial  owner of  19,283,726 shares of the Common Stock, which constitutes approximately 14.98%  of  the 128,698,373 shares of the Common Stock outstanding on October 2, 2013.  Mr. Owens will have the sole power to vote or to direct the vote and to dispose or to direct the disposition of all such shares.

Other than the acquisition of the shares reported herein, the Reporting Persons have effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Other than as set forth above, Mr. Owens is not the beneficial owners of any other shares of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Timothy Owens

October 9, 2013	By:	/s/ Timothy Owens
Name: Timothy Owens